Exhibit 99.1

Nevada Geothermal Power Reports Year End Financial Results

Vancouver, B.C. (September 28, 2010), Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTCBB: NGLPF) today announced results for the year ending June 30, 2010. Gross margin for the year was $4.2 million and the net loss increased to $18.0 million. The full financial results are available at www.sedar.com and on the Company’s website at http://www.nevadageothermal.com.

(millions of US $ unless stated otherwise)	2010	2009	Change	Q410	Q310	Change
Revenue	11.8	-	n/a	6.2	3.0	107%
Gross Margin	4.2	-	n/a	3.7	0.3	1133%
Operating expenses	4.9	3.4	44%	1.8	1.1	64%
EBITDA	2.3	(5.3)	n/a	3.8	0.9	322%
Net Loss	18.0	5.1	253%	3.7	5.7	(35)%
Loss per Share ($)	0.19	0.05	280%	0.04	0.06	(33)%
Total Assets	187.3	222.8	(16)%	187.3	190.3	(2)%
Short & Long Term Liabilities	161.5	180.3	(10)%	161.5	160.8	(0)%

Commenting on the results, the Company’s president and CEO Mr. Brian Fairbank said, “We are pleased with the performance of the Faulkner 1 power plant at Blue Mountain and the transition of the Company from a developer to a significant power producer. Revenue from power sales increased steadily from start up through each of the last three quarters. The plant generated approximately 37 MW (net) on average during the fourth fiscal (April – June) quarter and gross margin increased to $3.7 million, or 60 % of the $6.2 million revenue. The Company expects further improvement in plant output going forward with further drilling.”

Highlights

  Faulkner 1 power plant start up October 10, 2009

  US federal government cash grant received ($57.9 million) during November 2009

  Power production increased to average 37 MW by the fourth fiscal quarter

  Application with John Hancock for a loan guarantee under the FIPP (Federal Institutions Partnership Program) and conditional commitment June 15, 2010

Subsequent to year end

  John Hancock $98.5 million loan closed with fixed interest at 4.14% for a 20 year term, permitting further development

  $8.4 million drilling fund included in John Hancock loan facility

  $10.4 million equity issue closed during September 2010

Mr. Fairbank said, “NGP is continuing to drill at Blue Mountain in order to further distribute re-injection fluid, increase power production and offset a potential 2.5% per year power production decline. The Company has also been assessing low-cost capital by monetizing its tax benefits and/or from a potential cash grant related to additional construction since the plant was placed in partial service. NV Energy and TCW, the Company’s power off-taker and mezzanine lender, continue to work cooperatively with us to optimize the operation of the Blue Mountain ‘Faulkner 1’ power plant.”

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. operates the 49.5 MW Faulkner 1 geothermal plant in Nevada. It is a growing, renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States. NGP currently owns a 100% leasehold interest in five properties: Blue Mountain, Pumpernickel Valley, Edna Mountain and Black Warrior in Nevada, and Crump Geyser, in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of between 150 MW and 300 MW from its current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.